UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Exponent, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30214U102

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74913K106	13G	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 719,650 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 719,650 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,650 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.85% as of December 31, 2006 (based on 14,839,320 shares of Common Stock issued and outstanding).

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74913K106	13G	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 719,650 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 719,650 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,650 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.85% as of December 31, 2006 (based on 14,839,320 shares of Common Stock issued and outstanding).

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74913K106	13G	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 719,650 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 719,650 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,650 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.85% as of December 31, 2006 (based on 14,839,320 shares of Common Stock issued and outstanding).

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74913K106	13G	Page 5 of 10

Item 1.
	(a)	Name of Issuer EXPONENT, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive Menlo Park, California 94025

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Trigran Investment, Inc.
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
Illinois company

Douglas Granat
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
U.S. Citizen

Lawrence A. Oberman
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
U.S. Citizen

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 30214U102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 74913K106	13G	Page 6 of 10

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
TRIGRAN INVESTMENTS, INC.
DOUGLAS GRANAT
LAWRENCE A. OBERMAN

	(a)	Amount beneficially owned: 719,650 shares of Common Stock (1)
	(b)	Percent of class: Approximately 4.85% as of December 31, 2006 (based on 14,839,320 shares of Common Stock issued and outstanding).
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 719,650 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 719,650 shares of Common Stock

CUSIP No. 74913K106	13G	Page 7 of 10

Trigran Investments, Inc. is the general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II.  As of December 31, 2006, Trigran Investments, L.P. directly owned 500,297 shares (representing approximately 3.37% of the outstanding shares of the issuer), and Trigran Investments, L.P. II directly owned 219,353 shares (representing approximately 1.48% of the outstanding shares of the issuer).  Douglas Granat and Lawrence A. Oberman are controlling shareholders and directors of Trigran Investments, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74913K106	13G	Page 8 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2007
Date

TRIGRAN INVESTMENTS, INC.
/s/ Lawrence A. Oberman
Signature
Lawrence A. Oberman Executive Vice President
Name/Title

/s/ Douglas Granat
Douglas Granat

/s/ Lawrence A. Oberman
Lawrence A. Oberman

CUSIP No. 74913K106	13G	Page 9 of 10

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	10